PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-139359 Dated November 9, 2009
Digital Optimization Securities with Buffer Protection
Enhanced Return Strategies for Moderate-Return Environments
Royal Bank of Canada $5,518,000 Securities linked to the S&P 500® Index due November 15, 2010

Investment Description
Digital Optimization Securities with Buffer Protection are senior unsecured debt securities issued by Royal Bank of Canada with returns linked to the performance of the S&P 500® Index (the “Index”) (each, a “Security” and collectively, the “Securities”). The Securities are designed to enhance returns in a moderate-return environment—meaning an environment in which stocks generally appreciate only moderately —as well as preserve your principal if the level of the Index does not decrease by more than 10% from the Trade Date to the Final Valuation Date. If the Index Return is zero or positive, you will receive at maturity of the Securities your principal plus a return equal to the Digital Return of 12.50%, providing you with the potential to outperform the Index. However, your return on these Securities will never exceed the Digital Return regardless of how much the Index appreciates. If the Index Return is negative, and exceeds the 10% Buffer Protection Percentage, at maturity you will lose 1.111% of your principal for every 1% decrease in the Index Return beyond the Buffer Protection Percentage  The Buffer Protection feature applies only if you hold the Securities to maturity.  Any payment on the Securities, including any principal protection, is subject to the creditworthiness of Royal Bank of Canada.  Investing in the Securities involves significant risks, which include the cap on the potential return at maturity and the potential loss of some or all of your principal .

Features					Key Dates
❑        Tactical Investment Opportunity—At maturity, the Securities will pay the Digital Return of 12.50% if the Index Return is zero or positive, and reduce exposure to negative Index Returns. In moderate-return environments, this strategy may provide the opportunity to outperform investments that track the performance of the Index.

❑        Buffer Protection Feature—If you hold the Securities to maturity, your investment will be protected for the first 10%  decrease  in the Index, subject to the creditworthiness of Royal Bank of Canada.  However, you will have 1.111-for-1 downside exposure to any negative Index Return below -10%, meaning  that  you could lose all of your principal.

Trade Date                         November 9, 2009
Settlement Date                  November 12, 2009
Final Valuation Date1               November 10, 2010
Maturity Date1                               November 15, 2010

1          Subject to postponement in the event of a market disruption event and as described under “Description of the Securities — Payment at Maturity” in the accompanying product prospectus supplement no. UBS-5.

Security Offering
We are offering Digital Optimization Securities with Buffer Protection linked to the S&P 500® Index.  The return on the Securities is subject to, and will not exceed, the Digital Return of 12.50%.  The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Digital Return for the Securities, as well as the maximum payment at maturity, are listed below.

Underlying Index	Index Ticker	Buffer Protection Percentage	Buffer Reduction Factor	Digital Return	Maximum Payment at Maturity per $10 Security	Index Starting Level	CUSIP	ISIN
S&P 500® Index	SPX	10%	1.111	12.50%	$11.25	1,093.08	78009C407	US78009C4078

See “Additional Information about Royal Bank of Canada and the Securities” in this pricing supplement. The Securities will have the terms specified in the prospectus dated January 5, 2007, the prospectus supplement dated July 16, 2009, product prospectus supplement no. UBS-5 dated November 6, 2009 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product prospectus supplement no. UBS-5 for risks related to investing in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement no. UBS-5.  Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security
Securities Linked to the S&P 500® Index	$5,518,000	$10	$27,590	$0.05	$5,490,410	$9.95
(1)
The price to the public includes the cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-13 of the accompanying product prospectus supplement no. UBS-5.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.05 per $10 in principal amount of the Securities.

The Securities will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality. The Securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.	RBC Capital Markets Corporation

Additional Information about Royal Bank of Canada and the Securities
You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated July 16, 2009, relating to our Series C medium-term notes of which these Securities are a part, and the more detailed information contained in product prospectus supplement no. UBS-5 dated November 6, 2009.  This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product prospectus supplement no. UBS-5, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Product prospectus supplement no. UBS-5 dated November 6, 2009: http://www.sec.gov/Archives/edgar/data/1000275/000121465909002602/f11592424b5.htm

♦	Prospectus supplement dated July 16, 2009: http://www.sec.gov/Archives/edgar/data/1000275/000121465909001690/f71590424b3.txt

♦	Prospectus dated January 5, 2007: http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/o34295e424b3.htm

As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Royal Bank of Canada.

The phrase “closing level of the Index” as used in this pricing supplement shall have the meaning set forth under “Index Closing Level”, as that term is defined in the accompanying product prospectus supplement no. UBS-5.

Investor Suitability
The Securities may be suitable for you if, among other considerations:

♦     You seek an investment with market exposure to the Index, even though your return will be limited to the Digital Return of 12.50%.

♦     You believe the return of the Index at maturity will be zero or positive, but is unlikely to exceed the return represented by the Digital Return.

♦     You are willing to risk losing some or all of your investment if the Index declines from the Trade Date to the Final Valuation Date by more than the Buffer Protection Percentage.

♦     You are willing to invest in the Securities based on the Digital Return of 12.50%.

♦     You are willing and able to hold the Securities to maturity, a term of approximately one year.

♦     You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which RBC Capital Markets Corporation, which we refer to “RBCCM,” is willing to trade the Securities.

♦     You are willing to forgo dividends paid on the equity securities underlying the Index.

♦     You do not seek current income from this investment.

♦     You are comfortable with the creditworthiness of Royal Bank of Canada, as issuer of the Securities.

The Securities may not be suitable for you if, among other considerations:

♦     You do not seek an investment with market exposure to the Index or are not willing to accept a maximum potential return on your investment.

♦     You believe the return of the Index at maturity will be negative

♦     You believe the return of the Index at maturity is likely to exceed the Digital Return.

♦     You are unable or unwilling to lose any of your investment in the Securities.

♦     You are unable or unwilling to hold the Securities to maturity.

♦     You seek an investment for which there will be an active secondary market.

♦     You prefer to receive dividends paid on the equity securities underlying the Index.

♦     You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦     You seek current income from this investment.

♦     You are not willing or are unable to assume the credit risk associated with Royal Bank of Canada, as issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this pricing supplement and “Risk Factors” in the accompanying product prospectus supplement no. UBS-5 for risks related to an investment in the Securities.

Final Terms		Determining Payment at Maturity
Issuer	Royal Bank of Canada (Moody’s: Aaa; S&P: AA-; Fitch AA)*

If the Index decreases by more than the Buffer Protection Percentage, you will lose 1.111% of the principal amount of Securities for every 1% decline in the Index Ending Level beyond the Buffer Protection Percentage. Accordingly, your payment at maturity per $10 in principal amount of the Securities will be calculated as follows:

$10 + [$10 x (Index Return + Buffer Protection Percentage x Buffer Reduction Factor)]

In this scenario, you could lose up to 100% of your principal, depending on how much the Index declines beyond the Buffer Protection Percentage from the Trade Date to the Final Valuation Date.

Issue Price	$10 per Security (subject to a minimum purchase of 100 Securities or $1,000)
Term	Approximately one year
Buffer Protection Percentage:	10%, if held to maturity**
Payment at Maturity (per $10)
If the Index Return is zero or positive, you will receive at maturity a cash payment per $10 in principal amount of the Securities, equal to:

$10 + ($10 x Digital Return)

If the Index Return is negative, and its absolute value is less than or equal to the Buffer Protection Percentage, you will receive at maturity a cash payment of $10 per $10 in principal amount of the Securities.

If the Index Return is negative and its absolute value is greater than the Buffer Protection Percentage, you will receive at maturity a cash payment, per $10 in principal amount of the Securities, equal to:

$10 + [$10 x (Index Return + Buffer
Protection Percentage) x Buffer Reduction
Factor]

In this scenario, you will lose some or all of your principal, depending on how much the Index declines beyond the Buffer Protection Percentage from the Trade Date to the Final Valuation.

Index Return	Index Ending Level – Index Starting Level Index Starting Level
Downside Leverage Factor	1.111
Digital Return	12.50% Please note that you will receive a fixed return equal to the Digital Return if the Index Ending Level equals or exceeds the Index Starting Level.
Index Starting Level	1,093.08
Index Ending Level	The Index Closing Level on the Final Valuation Date.

*A credit rating reflects the creditworthiness of the issuer and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the Securities is dependent upon factors in addition to our ability to pay our obligations under the Securities, such as the Index Ending Level, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Securities.

** Buffer protection is provided by Royal Bank of Canada and, therefore, is dependent on the ability of Royal Bank of Canada to satisfy its obligations when they become due.

Scenario Analysis and Examples at Maturity
The following scenario analysis and examples reflect the Digital Return of 12.50% and a range of Index Returns from +80% to -100%.
Index Return	Security Return

80.00% 12.50% 0.00%	12.50% 12.50% 12.50%

-1.00% -5.00% -10.00%	0% 0% 0%

-20.00% -40.00% -100.00%	-11.11% -33.33% -100.00%

The examples below are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1 – On the Final Valuation Date, the S&P 500® Index is equal to the Index Starting Level. Because the Index Return is 0%, you will receive the Digital Return, and the payment at maturity per $10 principal amount Security will be calculated as follows:

$10 + ($10 x 12.50%) = $10 + $1.25 = $11.25

In this example, your return on the Securities exceeds the Index Return.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 5% above the Index Starting Level. Because the Index Return is positive, you will receive the Digital Return, and the payment at maturity per $10 principal amount Security will be calculated as set forth in Example 1.  In this example, your return on the Securities exceeds the Index Return.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 40% above the Index Starting Level. Because the Index Return is positive, you will receive the Digital Return, and the payment at maturity per $10 principal amount Security will be calculated as set forth in Example 1.  However, in this example, your return on the Securities is less than the Index Return.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 5% below the Index Starting Level. Because the Index Ending Level is not more than 10% below the Index Starting Level, you will receive a payment at maturity of $10 per $10 principal amount Security, a return of 0% on your investment.

Example 5 – On the Final Valuation Date, the S&P 500® Index closes 40% below the Index Starting Level. Because the Index Return is less than --10%, you will receive at maturity a cash payment of $6.667 per $10 principal amount Security (a 30% loss), calculated as follows:

$10 + [$10 x (-40%+10%) x 1.111] = $10 - $3.333 = $6.667

In this example, you will lose a portion of your investment in the Securities.

What Are the Tax Consequences of the Securities?
Set forth below is a summary of certain U.S. federal income tax consequences relating to an investment in the Securities.  The following summary is not complete and is qualified in its entirety by the discussion under the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, which you should carefully review prior to investing in the Securities.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Security with terms described in this pricing supplement as a pre-paid cash-settled derivative contract linked to the Index for U.S. federal income tax purposes, and the terms of the Securities require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization.  If the Securities are so treated, a holder should generally recognize capital gain or loss upon the sale or maturity of the Securities in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the Securities.  Alternative tax treatments of the Securities are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  In addition, on December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Securities.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Key Risks
An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product prospectus supplement no. UBS-5.

Risks Relating to the Securities Generally

♦    Your Investment in the Securities May Result in a Loss:  The Securities do not guarantee any return of principal  The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. In addition, that return is subject to the creditworthiness of Royal Bank of Canada. Your investment will be exposed on a 1.111 to one basis to any decline in the Index Ending Level as compared to the Index Starting Level of more than 10%.  Accordingly, you could lose up to the entire amount of your investment.

♦    Buffer Protection Applies Only if You Hold the Securities to Maturity:  You should be willing to hold your Securities to maturity.  If you sell your Securities in the secondary market, you may have to sell them at a discount and you will not have buffer protection for a decline in the Index of less than 10%.

♦    The Appreciation Potential on the Securities Is Limited to the Digital Return:  If the Index Ending Level is equal to or greater than the Index Starting Level, for each $10 principal amount Security, you will receive at maturity $10 plus an additional amount that will equal a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be higher than that percentage.  We refer to this predetermined percentage as the Digital Return, which is 12.50%.

♦    Credit Risk of Royal Bank of Canada:  The Securities are senior unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Securities, including any buffer protection provided at maturity, depends on the ability of Royal Bank of Canada to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Royal Bank of Canada may affect the market value of the Securities and, in the event Royal Bank of Canada were to default on its obligations, you may not receive the principal protection or any amounts owed to you under the terms of the Securities.

♦    Owning the Securities is not the same as owning the underlying index — The return on your Securities may not reflect the return you would realize if you actually owned the underlying index or the stocks included in the underlying index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the term of the Securities.

♦    Changes affecting the Index — The policies of the Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., sponsor of the Index (the ‘‘index sponsor’’), concerning additions, deletions and substitutions of the stocks included in the Index and the manner in which the index sponsor takes account of certain changes affecting those stocks may adversely affect the level of the Index. The policies of the index sponsor with respect to the calculation of the Index could also adversely affect the level of the Index. The index sponsor may discontinue or suspend calculation or dissemination of the Index. Any such actions could have an adverse effect the value of the Securities.

♦    Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity:  While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS’s commission and the estimated cost of hedging our obligations under the Securities.  As a result, and as a general matter, the price, if any, at which RBCCM, will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Securities” below.  The Securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Securities to maturity.

♦    No Assurances of Moderate-Return Environment: While the Securities are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your Securities.

♦    No Interest or Dividend Payments or Voting Rights:  As a holder of the Securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

♦    Lack of Liquidity: The Securities will not be listed on any securities exchange.  RBCCM intends to offer to purchase the Securities in the secondary market, but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily.  Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which RBCCM is willing to buy the Securities.

♦     Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Securities, including hedging our obligations under the Securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦    Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates: RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Securities.

♦    Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain.  You should consult your tax adviser about your tax situation.

♦    Potential Royal Bank of Canada Impact on Price:  Trading or transactions by Royal Bank of Canada or its affiliates in the equity securities composing the Index or in futures, options, exchange-traded funds or other derivative products on the equity securities underlying the Index may adversely affect the market value of the equity securities underlying the Index, the level of the Index and, therefore, the market value of the Securities.

♦    Many Economic and Market Factors Will Impact the Value of the Securities:  In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦    the expected volatility of the Index;

♦    the time to maturity of the Securities;

♦    the dividend rate on the equity securities underlying the Index;

♦    interest and yield rates in the market generally, as well as in each of the markets of the equity securities composing the Index;

♦    a variety of economic, financial, political, regulatory or judicial events; and

♦    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

S&P 500® Index
The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product prospectus supplement no. UBS-5 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the approximate percentage of the market capitalization of the Index included in each group as of October 30, 2009 indicated below:   Consumer Discretionary (9.1%); Consumer Staples (11.9%); Energy (12.4%); Financials (14.7%); Health Care (12.6%); Industrials (10.1%); Information Technology (19.0%); Materials (3.4%); Telecommunication Services (3.1%); and Utilities (3.7%).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index> <GO>” or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 1, 1999 to October 30, 2009. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.  We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.
The S&P 500® Index closing level on November 9, 2009 was 1,093.08.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-43 of the accompanying product prospectus supplement no. UBS-5. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution
We have agreed to indemnify UBS Financial Services Inc. and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus.  We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” beginning on page PS-13 of the accompanying product prospectus supplement no. UBS-5.

Terms Incorporated in Master Note
The terms appearing above under the captions “Final Terms” and “Determining Payment at Maturity”, and the provisions in the product supplement under the caption “General Terms of Securities”, will be incorporated into the master note issued to DTC, the registered holder of the Securities.